SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DECISIONPOINT SYSTEMS, INC.
(Name of Subject Company)

2259736 ONTARIO INC.
(Name of Filing Persons (Offeror))
a wholly-owned subsidiary of

COMAMTECH INC.
(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

24345Q106
(CUSIP Number of Class of Securities)

COMAMTECH INC.
2259736 ONTARIO INC.
333 Bay Street Suite 2400
Toronto, Ontario, Canada
M5H 2T6
Attention: Marc Ferland, CEO
Telephone: (418) 454 -5096
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Wuersch & Gering LLP

Attention: Travis L. Gering, Esq.
100 Wall Street, 21st Floor
New York, NY 10005
Phone: (212) 509-5050

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$10,936,747	$1,269.76

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated on the basis of the aggregate of (i) the following securities to be issued: 4,593,661 Common Shares, 362,500 Preferred Shares, 473,133 shares underlying Options and 388,125 shares underlying Warrants and (ii) a purchase price of $1.88 per Common Share of Comamtech Inc. as of January 24, 2011.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, is $116.10 per $1,000,000 in transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introduction

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the non-cash exchange offer (the “Offer”) by 2259736 Ontario Inc. (referred to herein as the “Purchaser” and “MergerCo”), a wholly-owned subsidiary of Comamtech Inc. (“Comamtech”), for all of the outstanding shares of common stock and other securities of DecisionPoint Systems, Inc. (“DecisionPoint”), in exchange for shares of common stock and other securities of Comamtech, as defined in further detail herein.  The Offer is to be commenced pursuant to the Arrangement Agreement, dated October 20, 2010, by and among Comamtech, the Purchaser and DecisionPoint, as amended on December 23, 2010 (collectively, the “Arrangement Agreement”), and the Plan of Arrangement among DecisionPoint, Comamtech and the Purchaser (the “Plan of Arrangement”) and incorporated by reference into this Schedule TO as Exhibits (d)(1) and (d)(3) and Exhibit (d)(2), respectively.

As described in the Management Information Circular (the “Management Information Circular”) filed with this Schedule TO as Exhibit (a)(1)(i), the Plan of Arrangement provides for the amalgamation of DecisionPoint with the Purchaser. In consideration for the amalgamation, shareholders of DecisionPoint will exchange all of their shares of DecisionPoint into common shares of Comamtech, except that DecisionPoint shareholders holding DecisionPoint’s preferred shares will exchange such shares for preferred shares of Comamtech, which in turn, shall be convertible into common shares of Comamtech.

In addition, DecisionPoint’s outstanding options and warrants to purchase DecisionPoint’s existing common shares under DecisionPoint’s existing stock option plans and outstanding warrant agreements will be exchanged for equivalent options and warrants to purchase common shares of Comamtech.

In summary, subject to satisfaction of all conditions pertaining to the Offer and subject to completion of the Plan of Arrangement, upon acceptance of the Offer by the shareholders of DecisionPoint and applicable closings thereafter, the following exchange transaction and reverse merger will occur, whereby:

(a)
The former DecisionPoint Shareholders will hold approximately 68.4% of the issued and outstanding Comamtech Shares on a fully diluted in-the-money basis, and 100% of the issued and outstanding Comamtech Preferred Shares.

(b)
The current management of DecisionPoint will take control of the management and operations of Comamtech.  Two current Comamtech directors, Marc Ferland and Lawrence Yelin will serve with five DecisionPoint directors on the Board of Directors of Comamtech.

(c)	DecisionPoint will continue to operate as an amalgamated wholly owned subsidiary of Comamtech.

Completion of this arrangement (the “Arrangement”) will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Comamtech (the “Special Meeting”). The shareholders of Comamtech will be asked, at the special meeting, to approve the continuance of Comamtech under the General Corporation Law of the State of Delaware. The completion of the Arrangement is also subject to (i) court approval by the Ontario Superior Court of Justice (Commercial List) and (ii) the approval of at least 50% of DecisionPoint’s outstanding shares. The failure to occur of any of these conditions, as well as others as outlined in the Arrangement Agreement, will result in the termination of the Arrangement Agreement and the Offer.

On January 20, 2011 Comamtech announced that the Ontario Superior Court of Justice (Commercial List) has issued an interim order authorizing Comamtech to, among other things, call the Special Meeting to consider and, if deemed advisable, pass a special resolution approving the Plan of Arrangement, and pass a special resolution on the proposed continuance of Comamtech under the General Corporation Law of the State of Delaware (the “Continuance”).

The Special Meeting to approve the Plan of Arrangement and Continuance will be held at 10:00 a.m. (EDT) on February 18, 2011, at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9. The record date for determining the holders of common shares of Comamtech that will be entitled to receive notice of and to vote at the Special Meeting is January 17, 2011. The special resolutions approving the Plan of Arrangement and the Continuance must be approved by not less than two-thirds of the votes cast by shareholders represented in person or by proxy at the Special Meeting. Comamtech’s board of directors has unanimously recommended that holders of Comamtech common shares vote in favor of the Plan of Arrangement and in favor of the Continuance.

Shareholders of DecisionPoint may obtain copies of the Management Information Circular and the Offer to Exchange at no cost by writing to Comamtech at 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, Ontario M5H 2T6, or by calling Comamtech at 418-454-5096.  A copy of this Schedule TO, the Offer to Exchange and the Form of Letter of Transmittal is being mailed to each shareholder of record of DecisionPoint and to shareholders of DecisionPoint who hold their shares in street name brokerage accounts who have elected to receive such information.  Each shareholder of DecisionPoint will be asked to send in a Letter of Transmittal to Comamtech, indicating whether they intend to tender shares pursuant to the Plan of Arrangement.  In the event that (i) the Arrangement receives the required approval of the shareholders of Comamtech at the Special Meeting, and (ii) a final order is issued by the Ontario Superior Court of Justice (Commercial List) approving of the Arrangement, DecisionPoint shareholders will be provided with supplemental instructions regarding the procedures for exchanging the DecisionPoint shares for Comamtech shares.

This Schedule TO is being filed on behalf of the Purchaser and Comamtech.

All information set forth in the Management Information Circular and the Offer to Exchange is incorporated by reference in answer to Items 1-11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.              Summary Term Sheet

The information set forth in the Management Information Circular entitled “Summary” is incorporated herein by reference.

The Arrangement

DecisionPoint and MergerCo shall amalgamate to form an amalgamated corporation (the “Amalgamated Corporation”) and shall continue as an Ontario Business Corporations Act (“OBCA”) corporation, with the effect set forth in Subsection 182(1)(d) of the OBCA, as follows:

(a)	Comamtech’s authorized share capital shall be altered by amending its articles of incorporation to create an unlimited number of cumulative convertible preferred shares issuable in series;

(b)	Comamtech’ authorized share capital shall be further altered by amending its articles of incorporation to create and designate 500,000 Comamtech Preferred Shares;

(c)	Comamtech’s articles of incorporation shall be amended to change its name to DecisionPoint Systems, Inc.;

(d)
Each whole DecisionPoint Share outstanding immediately prior to the Effective Date shall be converted into and each former holder of DecisionPoint Shares shall be entitled to receive, subject to Sections 4.1 and 4.4 of the Plan of Arrangement, 0.125 of a Comamtech Share for each whole DecisionPoint Share (the “Exchange Ratio”) with former holders of DecisionPoint Shares receiving not more than 4,593,661 Comamtech Shares;

(e)
Each whole DecisionPoint Preferred Share outstanding immediately prior to the Effective Date shall be converted into and each former holder of DecisionPoint Preferred Shares shall be entitled to receive, subject to Sections 4.1 and 4.4 of the Plan of Arrangement, 0.125 of a Comamtech Preferred Share for each whole DecisionPoint Preferred Share with former holders of DecisionPoint Preferred Shares receiving not more than 362,500 Comamtech Preferred Shares;

(f)	The name of the Amalgamated Corporation shall be DecisionPoint Systems International Inc.;

(g)
The address of the registered office of the Amalgamated Corporation shall be 333 Bay Street, Suite 2400, Bay Adelaide Center, Box 28, Toronto M5H 2T6; DecisionPoint Systems Inc. intends to conduct the business of the Amalgamated Corporation from its principal business office in California;

(h)	There shall be no restrictions on the business that the Amalgamated Corporation may carry on or on the powers it may exercise;

(i)
At the time of the filing of Articles of Arrangement with the Director, the Amalgamated Corporation shall be authorized to issue an unlimited number of common shares having the rights, privileges, restrictions and conditions as provided in Schedule 2 of the Plan of Arrangement;

(j)
The board of directors of the Amalgamated Corporation shall consist of not less than a minimum of one nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 2. The initial directors of the Amalgamated Corporation shall be Nicholas R. Toms and Marc Ferland;

(k)	The by-laws of the Amalgamated Corporation shall be as set forth in Schedule 3 of the Plan of Arrangement;

(l)
The transfer of shares in the capital of the Amalgamated Corporation shall be restricted in that no share may be transferred without either: (i) the consent of the directors of the Amalgamated Corporation expressed by resolution passed by the board of directors of the Amalgamated Corporation or by an instrument or instruments in writing signed by all of such directors, or (ii) the consent of the holders of shares to which are attached more than 50% of the voting rights attaching to all shares for the time being outstanding entitled to vote at such time expressed by a resolution passed by such shareholders at a meeting duly called and constituted for that purpose or by an instrument or instruments in writing signed by all of such shareholders;

(m)
Each whole common share of MergerCo outstanding immediately prior to the Effective Date shall be converted into, and Comamtech shall be entitled to receive, one common share in the capital of the Amalgamated Corporation for each whole common share of MergerCo;

(n)
The stated capital account of the common shares of the Amalgamated Corporation shall be set at an amount equal to (i) the “paid-up capital” (within the meaning of the Income Tax Act (Canada)(the “ITA”)) of the common shares of MergerCo outstanding immediately prior to the Effective Date, (ii) the “paid-up capital” (within the meaning of the ITA) of the DecisionPoint Shares being exchanged into Comamtech Shares and (iii) the “paid-up capital” (within the meaning of the ITA) of the DecisionPoint Preferred Shares being exchanged into Comamtech Preferred Shares;

(o)
The articles of incorporation of Comamtech shall be amended to provide that the Board shall consist of not less than a minimum of three nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 7. The directors of Comamtech effecting from and after the Effective Date until their successors are elected or appointed, shall be Nicholas R. Toms, Donald W. Rowley, David M. Rifkin, Jay B. Sheehy, Robert M. Chaiken, Marc Ferland and Lawrence Yelin;

(p)	The existing bylaws of Comamtech shall be repealed and replaced with the bylaws set forth in Schedule 4 of the Plan of Arrangement;

(q)
By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Option, that is outstanding immediately prior to the Arrangement shall be converted into an option to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such DecisionPoint Option, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Option multiplied by the Exchange Ratio (rounded to the nearest whole share), at an exercise price per share equal to the exercise price for each DecisionPoint Option adjusted by the Exchange Ratio;

(r)
By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Warrant that is outstanding immediately prior to the Arrangement shall be converted into a warrant to purchase, on the same terms and conditions as applied to each such DecisionPoint Warrant, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Warrant multiplied by the Exchange Ratio (rounded to the nearest whole share), at an exercise price per share equal to the exercise price for each DecisionPoint Warrant adjusted by the Exchange Ratio;

(s)
No fractional Comamtech Shares and no fractional Comamtech Preferred Shares shall be issued to former holders of DecisionPoint Shares or to former holders of DecisionPoint Preferred Shares.  The number of Comamtech Shares or Comamtech Preferred Shares to be issued to former holders of DecisionPoint Shares or DecisionPoint Preferred Shares shall be rounded down to the nearest whole Comamtech Share or nearest whole Comamtech Preferred Share, as applicable.  In calculating such fractional interests, all DecisionPoint Shares and all DecisionPoint Preferred Shares, as applicable, registered in the name of or beneficially held by holder or its nominee shall be aggregated; and

(t)
The exchange of DecisionPoint Shares for Comamtech Shares pursuant to the Arrangement Agreement shall be adjusted as a result of the collections on the debt owed by Empresario, Inc., a private company located in Chicago, Illinois (“Empresario”), to Comamtech represented by a debenture, dated August 10, 2010.  The debenture has a capital book value of US$2,600,000 (“Book Value”). On December 31, 2011 (the “Measurement Date”), the Board of Directors will calculate the principal collected from Empresario.  If Comamtech collects a net cash amount between US$2,200,000 and US$3,000,000, net of collection costs and administrative costs, there will be no adjustment to the shares distributed to the holders of Comamtech Shares or the holders of DecisionPoint Shares. If Comamtech collects a net cash amount greater than US$3,000,000 from the principal of the debenture from Empresario, net of collection costs and administrative costs, then the holders of Comamtech Shares immediately prior to the Effective Date shall receive a stock dividend equal to 1% of the outstanding Comamtech Shares as of Effective Date (up to a maximum of 6% of the outstanding Comamtech Shares as of the Effective Date) on a pro rata basis for each US$250,000 of principal received more than the Book Value, with no adjustments for pro rata amounts. If Comamtech collects a net cash amount less than US$2,200,000 from principal of the debenture from Empresario, net of collection costs and administrative costs, then the holders of DecisionPoint Shares immediately prior to the Effective Date shall receive a stock dividend equal to 1% of the outstanding Comamtech Shares as of the Effective Date (up to a maximum of 6% of the outstanding Comamtech Shares as of the Effective Date) on a pro rata basis for each US$250,000 of principal received less than the Book Value, with no adjustments for pro rata amounts.

The respective obligations of Comamtech and DecisionPoint to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. See the Section of the Management Information Circular entitled “Arrangement Agreement”.

Effect of the Arrangement

Upon completion of the Arrangement, the former DecisionPoint Shareholders will hold approximately 68.4% of the issued and outstanding Comamtech Shares, on a fully diluted in-the-money basis (taking into account all in-the-money Comamtech Options and Comamtech Preferred Shares to be issued to DecisionPoint Shareholders) and 100% of the issued and outstanding Comamtech Preferred Shares.  Comamtech shall have, as its principal asset, all of the issued and outstanding shares of the Amalgamated Corporation which will continue to operate the business of DecisionPoint.

After the Effective Date and upon effectiveness of the continuance in Delaware, Comamtech will no longer be a “foreign private issuer” under U.S. Securities laws.  Comamtech will become subject to additional reporting requirements under U.S. securities laws.  In addition, any shareholders with greater than five percent equity ownership of Comamtech (as calculated post-amalgamation) will become subject to material shareholder reporting and disclosure obligations. See the sections of the Management Information Circular entitled “The Continuance and Domestication” and “Comparison of Shareholder Rights”.

Item 2.              Subject Company Information

The information set forth in the Management Information Circular entitled “Summary” and “Information Respecting DecisionPoint” is incorporated herein by reference.

The sub-section of “Information Respecting DecisionPoint” entitled Market for Securities is supplemented with the following: Until June 30, 2009, DecisionPoint’s stock was quoted on the Over-The-Counter Bulletin Board under the symbol “CUSA”.  There was no trading in DecisionPoint’s stock through June 30, 2009.

	High	Low
First Quarter 2009	N/A	N/A
Second Quarter 2009	N/A	N/A
Third Quarter 2009	$ 1.25	$ 0.36
Fourth Quarter 2009	$ 0.60	$ 0.20
First Quarter 2010	$ 0.50	$ 0.25
Second Quarter 2010	$ 0.58	$ 0.28
Third Quarter 2010	$ 0.50	$ 0.23
Fourth Quarter 2010	$ 0.45	$ 0.23

Item 3.              Identity and Background of Filing Person

The information set forth in the Management Information Circular entitled “Information Respecting Comamtech” is incorporated herein by reference.

The current business address of the Purchaser and Comamtech is 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, Ontario M5H 2T6.  The telephone number of the Purchaser and Comamtech is 418-454-5096.

The following individuals are the officers and directors of Comamtech:

Marc Ferland, Director, President and Chief Executive Officer. Mr. Ferland served as President and Chief Executive Officer of Copernic Inc. from March 3, 2008, and on its Board of Directors since September 2007.  On November 4, 2010, Copernic was sold to N. Harris Computer Corporation and he resigned his duties with Copernic and simultaneously assumed the positions of Chairman of the Board and President/Chief Executive Officer of its successor Comamtech.  Prior to his affiliation with Copernic and Comamtech, Mr. Ferland worked in the venture capital industry in various capacities for 10 years with Microcell, Caisse de Dépôt et Placement du Quebec (Canada’s largest pension fund), VantagePoint (a Silicon Valley venture capital fund) and Gen24 Capital, which he co-founded.  Mr. Ferland also worked in the Telecommunications Industry for over 10 years in senior roles with Cantel (now Rogers), Scotpage/Scotcom, Telesystem National and Microcell Telecom. Mr. Ferland also spent almost 20 years in a variety of management positions with Canadian General Electric.  He graduated from the University of Montreal with a B.A. honors in economics and did post graduate work at McGill University and Harvard Business School.  Mr. Ferland is a Canadian citizen.

Jean-Rock Fournier, Executive Vice President and Chief Financial Officer. Mr. Fournier has served as Executive Vice President and Chief Financial Officer of Copernic since November 2009.  He joined Copernic in January 2009 as its Vice President Finance and Chief Financial Officer.  On November 4, 2010, Copernic was sold to N. Harris Computer Corporation and he resigned his duties with Copernic and simultaneously assumed the positions of Executive Vice President and Chief Financial Officer of its successor Comamtech.  Prior to his affiliation with Copernic and Comamtech, Mr. Fournier served as the Vice President Finance with PGI, a software development and services company, from February 2006 to May 2008, and with Axion Technologies from September 2001 to February 2006.  Both companies are in the Information Technology sector.  Prior to that time, Mr. Fournier practiced public accounting with KPMG.  Mr. Fournier obtained his Bachelor of Science Degree in Accounting (Licence en sciences comptables (L.SC.Compt.) from Université Laval, Québec in 1997.  He also holds a diploma in business administration with concentration in accounting (Baccalauréat en administration des affaires (comptabilité) (BAA) from the Université Laval, Québec 1997.  Mr. Fournier is a Canadian citizen.

Lawrence Yelin, Director.  Mr. Yelin is an attorney who has had his own practice since February, 2009.  From June 1980 until January 2009, he was an attorney at the law firm of Fasken Martineau DuMoulin LLP.  Mr. Yelin is a Canadian citizen.

Claude E. Forget, Director.  After studies in law and economics in Canada, the United Kingdom and the United States, Mr. Forget taught economics at the Université de Montréal, McGill University and Université du Quebec. Mr. Forget was deputy minister of Health and Social Services in Quebec and then elected to the provincial legislature and appointed Minister of Health. After leaving politics, he was appointed chairman of a Royal Commission on Unemployment Insurance and became Senior Partner of SECOR, a strategic consulting firm.  He later served as senior executive at the Laurentian financial group, and later, as special adviser to the Chairman and CEO of Telesystems, a telecommunication group. Mr. Forget was involved as a volunteer in several community organizations including the first medical technology evaluation organization in Canada, chairman of a teaching hospital and initiator of a quality audit organization in health care. Mr. Forget is now retired. He was made an Officer of the Order of Canada in 1991.  Mr. Forget is a Canadian citizen.

Marc Ferland and Lawrence Yelin are the directors of the MergerCo.

None of the aforementioned individuals has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.              Terms of the Transaction

The information set forth in the Management Information Circular entitled “Particular of the Arrangement” is incorporated herein by reference.

Item 5.              Past Contracts, Transactions, Negotiations and Agreements

The information set forth in the Management Information Circular entitled “Background to and Reasons for the Arrangement” is incorporated herein by reference.

Item 6.              Purposes of the Transaction and Plans or Proposals

The information set forth in the Management Information Circular entitled “Background to and Reasons for the Arrangement,” “Particulars of the Arrangement,” “Arrangement Agreement,” “The Continuance and Domestication,” and “Comparison of Shareholder Rights” are incorporated herein by reference.

Item 7.              Source and Amount of Funds or Other Consideration

The information set forth in the Management Information Circular entitled “Particulars of the Arrangement” is incorporated herein by reference.

Item 8.              Interest in Securities of the Subject Company

None.

Item 9.              Persons/Assets, Retained, Employed, Compensated or Used

None.

Item 10.             Financial Statements

Comamtech’s financial statements are incorporated herein by reference to the Annual Report for the year ended December 31, 2009 on Form 20-F filed by Copernic Inc. on April 1, 2010 and Form 6-K filed by Copernic on October 29, 2010.

Item 11.             Additional Information

Not applicable.

Item 12.             Exhibits

(a)(1)(i)	Management Information Circular, incorporated by reference to Exhibit 99.6 to the Purchaser’s and Comamtech’s pre commencement filing on Schedule TO on January 26, 2011.

(a)(1)(ii)	Offer to Exchange.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Press Release dated December 23, 2010 incorporated by reference to Exhibit 99.1 to Comamtech’s Form 6-K, filed with the Securities and Exchange Commission on December 23, 2010.

(a)(1)(v)	Press Release dated January 20, 2011 incorporated by reference to Exhibit 99.1 to Comamtech’s Form 6-K, filed with the Securities and Exchange Commission on January 21, 2011.

(b)	Not applicable

(d)(1)
Arrangement Agreement, dated October 20, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.1 to the Purchaser’s and Comamtech’s pre commencement filing on Schedule TO on November 18, 2010.

(d)(2)
Plan of Arrangement among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.2 to the Purchaser’s and Comamtech’s pre commencement filing on Schedule TO on November 18, 2010.

(d)(3)
Amendment No. 1 to the Arrangement Agreement, dated December 23, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc. incorporated by reference to Exhibit 99.4 to the Purchaser’s and Comamtech’s pre commencement filing on Schedule TO on January 4, 2011.

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      January 28, 2011

2259736 ONTARIO INC.

By:	/s/ Marc Ferland
Name: Marc Ferland
Title: President

Comamtech Inc.

By:	/s/ Marc Ferland
Name: Marc Ferland
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Management Information Circular, incorporated by reference to Exhibit 99.6 to the Purchaser’s and Comamtech’s pre commencement filing on Schedule TO on January 26, 2011.

(a)(1)(ii)	Offer to Exchange.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Press Release dated December 23, 2010 incorporated by reference to Exhibit 99.1 to Comamtech’s Form 6-K, filed with the Securities and Exchange Commission on December 23, 2010.

(a)(1)(v)	Press Release dated January 20, 2011 incorporated by reference to Exhibit 99.1 to Comamtech’s Form 6-K, filed with the Securities and Exchange Commission on January 21, 2011.

(b)	Not applicable

(d)(1)
Arrangement Agreement, dated October 20, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.1 to the Purchaser’s and Comamtech’s pre commencement filing on Schedule TO on November 18, 2010.

(d)(2)
Plan of Arrangement among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.2 to the Purchaser’s and Comamtech’s pre commencement filing on Schedule TO on November 18, 2010.

(d)(3)
Amendment No. 1 to the Arrangement Agreement, dated December 23, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc. incorporated by reference to Exhibit 99.4 to the Purchaser’s and Comamtech’s pre commencement filing on Schedule TO on January 4, 2011.

(g)	Not applicable

(h)	Not applicable

#           #           #